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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One) [ ] Form 10-K [ ] Form 20-F [x] Form 10-Q [ ] Form N-SAR

                       For Period Ended: July 31, 1996
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________




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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Item 1 (Financial Statements) and Part 1 - Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operations)

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PART I - REGISTRANT INFORMATION

Innovative Tech Systems, Inc.
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FULL NAME OF REGISTRANT

Windy City Capital Corp.
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FORMER NAME IF APPLICABLE

444 Jacksonville Road, Suite 200
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Warminster, Pennsylvania 18974
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CITY, STATE AND ZIP CODE

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12(b) - 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within prescribed time period. (Attach Extra Sheets if Needed)

                  On July 26, 1996 the Registrant executed an Agreement and
        Plan of Merger (the "Merger Agreement"), by and among the Registrant, FMS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Registrant (the "Sub"), and Facility Management Systems, Inc., an Illinois corporation ("FMS"). Pursuant to the terms and provisions of the Merger Agreement, FMS merged with and into the Sub, with the Sub being the Surviving Corporation. The financial information pertaining to the Registrant and required to be set forth in the Registrant's Form 10-Q for the period ended July 31, 1996 must include appropriate disclosures and certain pro forma financial information giving effect to the merger between FMS and the Sub. The Registrant and its accountants are in the process of gathering the necessary financial information concerning FMS to complete the Form 10-Q. For these reasons, a filing of the Form 10-Q on its prescribed due date could not be made without unreasonable effort or expense on the part of the

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         Registrant, and the Registrant must wait until after September 14,
         1996 to complete and file the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Louis J. Desiderio              (215)            441-5600
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    (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [x]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [x]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          INNOVATIVE TECH SYSTEMS, INC.

                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 16, 1996           By:  /s/ Louis J. Desiderio
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INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

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